S 19010892 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31691

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2018 (MM/DD/YY) AND ENDING 06/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Confidential Management Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 W. Big Beaver, Suite 320
(No. and Street)

Troy (City) Michigan (State) 48084 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Adams 248-540-7511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct. (Address) Lafayette (City) Indiana (State) 47909 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Craig adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Confidential Management Financial Services, Inc., as of June 30, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, CCO, COO, PFO, POO

Title

Notary Public

ABBEY AHEE
Notary Public, Saint Clair County, MI
My Commission Expires 03/27/2024
Acting in the county of Oakland

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Confidential Management Financial Services, Inc.

Report on Audit of Financial Statements

June 30, 2019

THOMAS FAUST, CPA
Certified Public Accountant

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

[redacted]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Confidential Management Financial Services, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Confidential Management Financial Services, Inc., as of June 30, 2019, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Confidential Management Financial Services, Inc. as of June 30, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Confidential Management Financial Services, Inc.'s management. My responsibility is to express an opinion on Confidential Management Financial Services, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Confidential Management Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Confidential Management Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Confidential Management Financial Services, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
August 12, 2019

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2019

ASSETS

ASSETS		
Cash	$	17,386
Commissions receivable		13,742
TOTAL ASSETS		31,128

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Commissions payable	14,353
Accounts payable	-0-
TOTAL LIABILITIES	14,353
STOCKHOLDERS' EQUITY	
Common stock (50,000 shares authorized, 10,000 shares issued and outstanding)	10,000
Retained earnings	6,775
TOTAL STOCKHOLDERS' EQUITY	16,775
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	31,128

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.
CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

CONFIDENTIAL MANAGEMEN FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2019

REVENUE		
Trail commissions and fees	$	61,859
Interest income		2
TOTAL REVENUE		61,861
EXPENSES		
Commissions		56,608
Regulatory fees and expenses		3,000
Bank charges		30
TOTAL EXPENSES		59,638
Net income before income taxes		2,223
Income taxes		1,442
NET INCOME	$	781

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.
CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2019

	Common Stock	Retained Earnings	Total Stockholders' Equity
BALANCE AT THE BEGINNING OF THE YEAR	$ 10,000	$ 5,994	$ 15,994
Net Income		781	781
Stockholders' distributions	-	-	-
BALANCE AT THE END OF THE YEAR	$ 10,000	$ 6,775	$ 16,775

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.
CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	781
Adjustments to reconcile net income to net cash provided by		
Operating activities:		
(Increase) decrease in operating assets:		
Commissions Receivable		1,042
Increase (decrease) in operating liabilities:		
Commissions payable		(1,021)
Accounts payable		-0-
Net Cash Provided by Operating Activities		802
NET INCREASE IN CASH		802
CASH AT BEGINNING OF YEAR		16,584
CASH AT END OF YEAR	$	17,386

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.
CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations— Confidential Management Financial Services, Inc. (the Firm) was incorporated in Michigan on June 22, 1983. The Firm is registered with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC). The Firm is a non-carrying $5,000 securities broker and dealer.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. The Firm had a certificate of deposit in the amount of $7,000 at June 30, 2019.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits. The Firm did not have accounts in excess of insured limits at June 30, 2019.

e. Accounts Receivable— Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charged directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Advertising - The Firm's advertising costs are expensed as incurred. There were no advertising costs incurred during the year.

g. Revenue Recognition—The Firm's revenue consists of 12b-1 fees from mutual funds, annuities and other insurance-based products and are recognized and recorded as earned.

   In May 2014, FASB issued ASU 2014-19, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm has performed an assessment of its revenue contracts and as a result of its assessment, the Firm did not identify any material changes to the timing or amount of its revenue recognition as required under ASU 2014-19. The principles of revenue recognition under this pronouncement are largely consistent with the current practices of the Firm.

NOTE 2: ACCOUNT RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. At June 30, 2019, there were commissions receivable of $13,742.

The payable to brokers are commissions due to the brokers. At June 30, 2019, there were commissions payable of $14,353.

NOTE 3: EXEMPTION UNDER RULE 15c3-3

The Firm claims an exemption under Rule 15c3-3 in accordance with the provision of paragraph (k)(1)"Transactions are limited to open-ended mutual funds and annuities". During the year ended June 30, 2019 there were no amounts to be reported pursuant to the possession or control requirements under Rule 15c3-3, and the Firm is in compliance with their stated exemptive provisions, and thus is exempt from the provisions of Rule 15c3-3.

NOTE 4: RELATED PARTY TRANSACTIONS

The Firm has an expense sharing agreement with an affiliated e ntity, w hich i s r elated b y common ownership. Under the terms of the agreement, the affiliated e ntity h as a greed t o m ake available certain facilities and provide for performance of certain administrative and clerical services as well as pay for certain general and administrative expenses that are incurred by the Firm. Total administrative and operational fees under this agreement were $12,818.

The agreement was entered into on February 28th of 2017and remains in effect from the date of execution and shall continue until modified to reflect changes in regulatory requirements and/or changes in the expense allocation schedule which is reviewed annually. The last review date was February 20th of 2019.

NOTE 5: INCOME TAX EXPENSE

The Firm is a C Corporation for tax purposes. The Firm records its federal and state income tax liabilities and expenses in accordance with Financial accounting Standards Board Statement #9. Deferred amounts are recorded for any material temporary differences between tax and financial reporting methods.

Accounting principles generally accepted in the United State of America require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for 2019.

The firm's federal and state income tax returns for 2016 through 2019 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

NOTE 6: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 7: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At June 30, 2019, net capital as defined by the rules, equaled $16,775. The ratio of aggregate indebtedness to net capital was 85.56%. Net capital in excess of the minimum required was $10,775.

NOTE 8: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the June 30, 2019 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 9: POSSESSION OR CONTROL REQUIREMENT UNDER RULE 15c3-3

Information relating to possession or control requirements is not applicable to the Firm as the Firm qualified for exemption under Rule 15c3-3 (k) (1).

NOTE 10: FILING REQUIREMENTS

There were no liabilities subordinated to claims of creditors during the year ended June 30, 2019. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 11: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the report of the independent registered accounting firm on the financial statements which is the date they were was available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF JUNE 30, 2019

COMPUTATION OF NET CAPITAL		
Total ownership equity from Statement of Financial Condition	$	16,775
less nonallowable assets from Statement of Financial Condition		-
Net capital before haircuts on securities positions		16,775
Haircuts on securities		-
Net Capital	$	16,775
Aggregate Indebtedness	$	14,353
Net capital required based on aggregate indebtedness (6-2/3%)		961
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement of reporting broker or dealer		5,000
Excess Net Capital	$	11,775
COMPUTATION OF AGGREGATE REQUIREMENTS		
(A) - 10% of total aggreate indebteness		1,435
(B) - 120% of minimum net capital requirement		6,000
Net Capital less the greater of (A) or (B)	$	10,775
Percentage of Aggregate Indebtedness to Net Capital		85.56%

THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Confidential Management Financial Services, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which Confidential Management Financial Services, Inc., identified the following provision 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k) (1), and Confidential Management Financial Services, Inc. stated that Confidential Management Financial Services, Inc. has met this identified exemption throughout the most recent fiscal year without exception. Confidential Management Financial Services, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA
Lafayette, Indiana
August 13, 2019

CMFS CONFIDENTIAL MANAGEMENT FINANCIAL SERVICES, INC.

Date: 12 August 2019

To: All interested parties

From: Craig Adams, Vice President, CCO

Re: SEC Rule 15c3-3 exemption

Confidential Management Financial Services, Inc. ("CMFS") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240. 17a-5 (d)(4). To the best of its knowledge and belief, CMFS states the following:

- CMFS claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the provision of 17 C.F.R. § 240. 15c3-3 (k)(1).
- CMFS met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3 (k)(1) throughout the most recent fiscal year without exception.

Confidential Management Services, Inc.

Craig Adams, Vice President, CCO

1700 West Big Beaver Road, Suite 320 - Troy, Michigan 48084
Phone: 248.540.7511 - Fax: 248.540.9261
www.confidentialmgt.com